UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2004

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

COMMISSION FILE NUMBER: 1-5424

A. Full title of the plan and address of the plan if different from that of the issuer named below:

DELTA FAMILY-CARE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DELTA AIR LINES, INC.
P.O. Box 20706
Atlanta, Georgia 30320-6001

DELTA FAMILY-CARE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITED FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits as of December 31, 2004

Statement of Net Assets Available for Benefits as of December 31, 2003

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2004

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[LETTERHEAD OF DELOITTE & TOUCHE LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
Delta Air Lines, Inc. and participants of Delta Family-Care Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Delta Family-Care Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
June 24, 2005

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004

(In Thousands)

	Nonparticipant-Directed		Participant-
	Allocated	Unallocated	Directed	Total

ASSETS:
Cash	$-	$-	$373	$373
Investments, at fair value (Note 4)	338,360	125,815	3,583,487	4,047,662
Investments, at contract value (Note 3)	-	-	642,674	642,674
Total investments	338,360	125,815	4,226,161	4,690,336
Receivables:
Employer contributions	2,950	-	6,384	9,334
Participant contributions	-	-	360	360
Interest and dividends and other	4	-	460	464
Total receivables	2,954	-	7,204	10,158
Total assets	341,314	125,815	4,233,738	4,700,867

LIABILITIES:
ESOP notes:
Current	-	40,021	-	40,021
Noncurrent	-	151,263	-	151,263
Interest payable	-	-	-	-
Other payables	4	1,786	1,657	3,447
NET ASSETS AVAILABLE FOR BENEFITS	$341,310	$(67,255)	$4,232,081	$4,506,136

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003

(In Thousands)

	Nonparticipant-Directed		Participant-
	Allocated	Unallocated	Directed	Total

ASSETS:
Cash	$-	$-	$1,715	$1,715
Investments, at fair value (Note 4)	400,466	151,847	3,288,139	3,840,452
Investments, at contract value (Note 3)	-	-	705,175	705,175
Total investments	400,466	151,847	3,993,314	4,545,627
Receivables:
Employer contributions	3,049	-	20,226	23,275
Participant contributions	-	-	-	-
Interest and dividends and other	42	-	-	42
Total receivables	3,091	-	20,226	23,317
Total assets	403,557	151,847	4,015,255	4,570,659

LIABILITIES:
ESOP notes:
Current	-	36,449	-	36,449
Noncurrent	-	191,884	-	191,884
Interest payable	-	9,247	-	9,247
Other payables	90	1,796	7,161	9,047
NET ASSETS AVAILABLE FOR BENEFITS	$403,467	$(87,529)	$4,008,094	$4,324,032

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(In Thousands)

	Nonparticipant-Directed		Participant-
	Allocated	Unallocated	Directed	Total

CONTRIBUTIONS:
Participant	$-	$-	$291,740	$291,740
Employer	15,267	58,721	34,702	108,690

INVESTMENT INCOME:
Net appreciation (depreciation) in fair value of investments	(54,364)	7,997	295,339	248,972
Interest and dividends	38	-	84,399	84,437

ALLOCATION OF SHARES, at fair value	34,007	(34,007)	-	-

BENEFITS PAID TO PARTICIPANTS	(34,014)	-	(503,699)	(537,713)

INTERFUND TRANSFERS	(22,876)	-	22,876	-

ADMINISTRATIVE EXPENSES	(215)	-	(1,370)	(1,585)

INTEREST EXPENSE ON ESOP NOTES	-	(12,437)	-	(12,437)
NET INCREASE (DECREASE)	(62,157)	20,274	223,987	182,104

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	403,467	(87,529)	4,008,094	4,324,032
End of year	$341,310	$(67,255)	$4,232,081	$4,506,136

See notes to financial statements.

DELTA FAMILY-CARE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 and 2003

1.	DESCRIPTION OF PLAN

The following description of the Delta Family-Care Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

The Plan is a defined contribution plan established by Delta Air Lines, Inc. ("Delta" or the "Company"). Substantially all Delta, Delta Technology, Inc. ("Delta Technology"), and Song Airways, LLC (“Song”) personnel who are paid on the United States domestic payroll or employed in the Commonwealth of Puerto Rico are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA"), and is intended to qualify under Section 404(c) of ERISA.

Contributions

Employee contributions may be made, at the option of the employee, as pre-tax contributions or after-tax contributions or as a combination of both pre-tax and after-tax contributions. Both pre-tax and after-tax contributions are subject to certain maximums and limitations under the Internal Revenue Code (the ”Code”).

Eligible U.S.-based nonpilot participants, including Song and Delta Technology participants, who are not highly compensated employees, may contribute up to 35% of eligible earnings to the Plan. Eligible nonpilot participants who are highly compensated may contribute up to 13% of eligible earnings to the Plan. Puerto Rico-based employees may contribute up to 10% of eligible earnings. Eligible pilot participants who are not highly compensated employees and eligible pilot participants who are highly compensated employees may contribute up to 18% and 13%, respectively, of eligible earnings to the Plan. However, pilots who exceed a certain compensation limit may contribute 12% of eligible earnings to the Plan. Participants who reach age 50 or older in the calendar year and make the maximum pre-tax contribution for the year may make an additional “catch-up contribution” of up to 75% of eligible earnings each pay period, to a maximum dollar amount per year.

Delta and Delta Technology nonpilot participants who have completed 12 months of service, receive a monthly employer matching contribution of $.50 for every $1 contributed by the participant, up to 2% of the participant's eligible earnings for that month, as defined in the Plan document. Catch up contributions are not eligible for matching contributions.

Delta pilots receive an employer contribution on a monthly basis equal to 3% of eligible earnings and are eligible for the contribution as of their hire date.

Song participants who have completed 12 months of service, receive a matching contribution each payroll period of $1 for every $1 contributed by the participant, up to 3% of the participant's eligible earnings for such payroll period, plus $.50 for every $1 contributed by the participant above 3% (not to exceed 6%) of the participant’s eligible annual earnings, with the total matching contribution no greater than 4.5% of the participant’s eligible earnings for such payroll period, as defined in the Plan document. Employer contributions to Song participants are allocated among investment options chosen by the participant (see Note 2) in the same proportion as the participant directs for his/her own contributions to these options.

For Delta and Delta Technology participants, the first $1,750 ($1,700 for the year ended December 31, 2003 and increased by $50 per plan year) of these employer contributions (the "Annual Cap") to a participant's account is invested in the Delta ESOP Stock Fund, which consists of both Delta Series B ESOP Convertible Preferred Stock ("Preferred Stock") and Delta Common Stock ("Common Stock"). The remainder, if any, of the employer’s contributions to a participant's account during a plan year will be allocated among investment options chosen by the participant (see Note 2) in the same proportion as the participant directs for his/her own contributions to these options. However, employer contributions in excess of the Annual Cap shall be made in Common Stock for non-collectively bargained, highly compensated employees, as determined under the Code, as amended.

At the discretion of Delta Technology, non-highly compensated Delta Technology participants may receive an additional annual profit-sharing employer contribution equal to a contribution percentage determined by Delta Technology, multiplied by the eligible Delta Technology participant’s earnings, as defined in the Plan. For the year ended December 31, 2004, the employer contribution percentage was 5%.

Song participants who are Founders, as defined in the Plan document, may receive an additional annual employer contribution known as the Founders contribution which is equal to 3% of their eligible earnings (as defined in the Plan) for the year, while a Song employee.

Administration

The terms of the Plan designate two named fiduciaries: (1) the Benefit Funds Investment Committee of the Company (the "BFIC"), which is responsible for all matters regarding Plan assets including investment management and the choice of investment alternatives offered under the Plan; and (2) the Administrative Committee of the Company, which is responsible for the operation and administration of the Plan with respect to all matters other than those vested in the BFIC. The BFIC appointed Fidelity Management Trust Company as the Trustee of the Plan in 1993. Also, in accordance with its authority to delegate certain of its responsibilities under the Plan, in July 2004, the BFIC appointed U.S. Trust Company, N.A. ("U.S. Trust"), as the independent fiduciary investment manager responsible for the Delta Common Stock Fund and Delta ESOP Stock Fund (see Note 2) components of the Plan.

Administrative Expenses

Certain administrative functions of the Plan are performed by officers or employees of Delta. No such officer or employee receives compensation from the Plan. All other administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Vesting & Forfeitures

Delta participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Delta Technology participants are immediately vested in contributions to their accounts with the exception of the additional annual profit-sharing contribution, which vests ratably over a three-year period. Song participants, who are Founders, are immediately vested in all contributions to their accounts. Song participants, who are not Founders, become 100% vested after three years of service.

To the extent that the Delta Technology and Song participants, who are not Founders, are not 100% vested at the time of termination, the non-vested amount shall be forfeited and transferred to a forfeiture account. Forfeiture amounts may be applied to reduce the employers' future contributions to Delta Technology's and Song's employees' participant accounts. At December 31, 2004 and 2003, forfeitures totaled approximately $68,000 and $58,000, respectively. These forfeitures were used to offset the Delta Technology profit-sharing employer contribution and the Song Founders contribution in accordance with the Plan document.

Participant Accounts

Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution and allocations of the employer contributions and investment earnings in the manner described in the Plan document, as well as charged with any withdrawals made, investment losses and allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Account Distributions

Upon retirement or eligibility for long-term disability, a participant's non-Employee Stock Ownership Plan (“ESOP”) account balance may be distributed in the form of a single-sum cash payment, cash payments in monthly installments for a definite period not to exceed life expectancy, monthly installments to be paid over the life expectancy of the participant and the participant's spouse, or the participant may defer distribution to a later date.

Upon termination of employment for reasons other than retirement or long-term disability, a participant's non-ESOP account balance may be distributed as a lump-sum cash payment or the participant may elect to defer distribution.  A participant's ESOP account balance may be distributed as a lump-sum cash payment or, at the participant's election, in Common Stock when distribution of the non-ESOP portion of the account begins.

While employed, a participant may elect to withdraw all after-tax contributions and Delta Technology rollover contributions, pre-1989 matching contributions, and the earnings thereon. Under certain hardship circumstances, a participant may also make an in-service withdrawal of pre-tax contributions, catch-up contributions and certain rollover and elective transfer contributions.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000, reduced by the highest outstanding balance of loans for that participant during the previous one year period, or (2) 50% of their account value not to exceed the total value of their non-ESOP account. The loans are repaid, generally through regular payroll deductions, over a period not to exceed four years. The principal amounts of the loans are assets of the Plan and earn interest, which represents income to the borrowing participant, at a fixed rate equal to the average of the secured loan interest rate and the unsecured loan interest rate of the Delta Employees' Credit Union at the initiation of the loan. The rates are reset quarterly and were 9.63% as of December 31, 2004 and 10.88% as of December 31, 2003.

Financial Condition of Delta Air Lines, Inc.

Delta’s financial performance continued to deteriorate during 2004, the fourth consecutive year it reported substantial losses. Delta also reported a substantial loss for the March 2005 quarter. In addition, Delta’s unrestricted cash and cash equivalents and short-term investments have declined significantly since January 1, 2004. These results underscore Delta’s urgent need to make fundamental changes in the way it does business.

In 2004, Delta announced its transformation plan, which is intended to appropriately align Delta’s cost structure with the revenue it can generate and to enable Delta to compete with low-cost carriers. Historically high aircraft fuel prices are, however, masking the progress Delta is making under its transformation plan. Accordingly, Delta believes that actions in addition to those contemplated by its transformation plan are essential if Delta is to achieve its goals.

Delta has significant obligations due in 2005 and thereafter. Delta’s ability to fund its obligations and maintain adequate liquidity will depend on a number of factors not within its control, including the level of aircraft fuel prices and passenger mile yield. If Delta is not successful in further reducing its operating expenses and continues to experience significant losses, or if Delta’s cash and cash equivalents and short-term investments otherwise decline to an unacceptably low level, Delta would need to seek to restructure under Chapter 11 of the U.S. Bankruptcy Code. A restructuring under Chapter 11 of the U.S. Bankruptcy Code may be particularly difficult for Delta because it pledged substantially all of its remaining unencumbered collateral in connection with transactions it completed in the December 2004 quarter as a part of its out-of-court restructuring.

These matters raised substantial doubt about Delta’s ability to continue as a going concern. At this time Delta cannot determine the effect, if any, that its financial condition will have on the Plan. Accordingly, the accompanying financial statements do not include any adjustments that might be necessary should Delta be unable to continue as a going concern. At December 31, 2004, the Plan held 5,417,735 shares of Preferred Stock with a fair value (as defined in Note 3) of approximately $425,888,000 and 10,957,193 shares of Common Stock with a fair value, based on the quoted market price, of approximately $81,960,000. Due to Delta's financial condition, it is reasonably possible that changes in the fair values of these investment securities will occur and that such changes could materially affect the amounts reported in the financial statements.

2.	INVESTMENT OPTIONS

The investment options available to participants consist of numerous mutual funds and several actively managed portfolios, including the Delta Common Stock Fund which invests primarily in Common Stock, and a brokerage window. The brokerage window provides access to mutual funds available through the Fidelity Funds Network®.

All available investment options are participant-directed except the Delta ESOP Stock Fund, which consists of employer contributions (both Preferred Stock and Common Stock) only. Participants who are age 55 and have completed ten years of participation in the Plan may diversify their account out of Delta stock held in their ESOP account annually over a six year period.

Accounts are limited to 30 investment options at any time (excluding individual mutual funds purchased through the brokerage window), and new contributions are required to be allocated in increments no smaller than 5% (to no more than 20 investment options at a time). According to the terms of the Plan, participants may not allocate more than 50% of their contributions to the Delta Common Stock Fund.  However, U.S. Trust, as the independent fiduciary investment manager for the Delta Common Stock Fund, determined that it was in the best interests of Plan participants to close the Fund to additional investments.  Therefore, in August 2004, U.S. Trust notified participants that no additional contributions or transfers could be allocated to the Delta Common Stock Fund, until further notice.

3.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with the accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires Plan management to use estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ materially from these estimates. The Plan utilizes various investment vehicles, including mutual funds, investment contracts, common stock, preferred stock, and collective trust funds. Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, including Delta’s Common Stock and Preferred Stock, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments, except for investment contracts and loans, are stated at fair value. Participant loans are valued at the outstanding loan balances. The Preferred Stock is stated at fair value, which is determined based on the greater of (a) the market price of the Common Stock into which each preferred share is convertible (see Note 7) or (b) $72 per share, plus accrued dividends.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan's investment contracts are fully benefit-responsive and, therefore, are presented at contract value (cost plus accrued income). The average yield rate for these investment contracts was 4.24% for the year ended December 31, 2004.  The fair values and weighted average crediting rates of the investment contracts as of December 31, 2004 and 2003 are as follows:

	2004	2003

Fair Value (in thousands)	$577,340	$657,917
Weighted Average Crediting Rates	4.15%	4.72%

Certain guaranteed investment contracts ("GICs") held by the Plan are synthetic; that is, the Plan owns certain fixed income marketable securities, and a third party provides a "wrapper" that guarantees a minimum rate of return and provides benefit responsiveness. Interest rates on the synthetic GICs are generally reset quarterly by the issuer and are guaranteed to be set at a rate not less than 0%. The fair value of the assets underlying the synthetic GICs and the value of the related wrapper contracts as of December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003

Fair Value	$569,813	$611,763
Related Wrapper Contracts	(6,553)	(17,284)

Payment of Benefits

Benefits are recorded when paid.

4.	INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2004 are separately identified as follows (in thousands, except for share amounts):

December 31, 2004:
Fidelity Contrafund, 5,409,701 shares	$306,946
Fidelity U.S. Equity Index Commingled Fund, 6,825,573 shares	255,413
Delta Air Lines, Inc. Convertible Preferred Series B, 5,417,735 shares	425,888	*

December 31, 2003:
Fidelity Contrafund, 5,506,404 shares	$271,741
Fidelity U.S. Equity Index Commingled Fund, 7,578,044 shares	255,911
FMTC Select Equity Portfolio, 6,382,131 shares	218,588
Delta Air Lines, Inc. Convertible Preferred Series B, 5,839,708 shares	433,365	*

* Nonparticipant-directed

During the year ended December 31, 2004, the Plan's investments appreciated (depreciated) in fair value as follows (in thousands):

2004

Mutual funds	$278,348
Delta Common Stock	(103,297)
Delta Preferred Stock	24,878
Commingled funds	49,043
$248,972

Nonparticipant-Directed Investments

Information about the type of investments included in the nonparticipant-directed portion of the net assets available for benefits is as follows as of December 31, 2004 and 2003 (in thousands):

	2004	2003

Investments:
Delta Common Stock	$36,649	$118,860
Delta Preferred Stock	425,888	433,365
Money Market fund	1,638	88
	$464,175	$552,313

5.	TAX STATUS

The Plan received a letter of determination dated May 29, 2003 from the Internal Revenue Service, which states that the Plan, as amended through February 25, 2002, is tax-qualified under the appropriate sections of the Code, and therefore the trust established under the Plan is tax-exempt. The Plan also received a favorable determination letter dated July 14, 2004 applicable to the amendments executed August 29, 2002 and November 12, 2003. Delta and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so at this time, Delta has the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of plan termination, participants will become 100% vested in their accounts.

7.	EMPLOYEE STOCK OWNERSHIP PLAN

The Plan includes a leveraged ESOP. In connection with the establishment of the ESOP in 1989, Delta sold 6,944,450 shares of Preferred Stock to the ESOP trustee for $72 per share, or approximately $500 million. The ESOP trustee initially financed this purchase by borrowing $493 million from Delta and approximately $7 million from a bank.

In 1990, the Plan issued $481.4 million principal amount of its Guaranteed Serial ESOP notes ("ESOP Notes") to third-party lenders and repaid the outstanding principal balances of the original loans. The ESOP Notes and certain related tax indemnities are guaranteed by Delta (see Note 8). Therefore, Delta is obligated to make annual contributions sufficient to fund principal and interest payments on the ESOP Notes. At December 31, 2004 and 2003, respectively, Delta held $191.3 million and $210.2 million of the principal amount of the ESOP Notes. During 2004, Delta acquired the remainder of the ESOP Notes held by third-party lenders, and at year end owned 100% of the outstanding notes.

Each share of Preferred Stock has a stated value of $72; bears an annual cumulative cash dividend of 6.00% or $4.32; is convertible into 1.7155 shares of Common Stock, subject to adjustment in certain circumstances; and has a liquidation preference of $72 plus any accrued and unpaid dividends. Generally, the Preferred Stock shareholders vote together as a single class with the Common Stock shareholders on matters upon which the Common Stock shareholders are entitled to vote. The Preferred Stock has two votes per share, subject to adjustment in certain circumstances.

The number of shares of Preferred Stock released from the unallocated account for a Plan year will generally be the number of shares of Preferred Stock held in the unallocated account multiplied by the ratio that the amount of principal and interest paid on the ESOP Notes, with respect to such Plan year, bears to the total amount of principal and interest remaining to be paid (including payments with respect to such Plan year). Once shares are released from the unallocated account, they are available to be allocated to participants' accounts as company contributions and dividends on Preferred Stock.

The number of shares of Preferred Stock allocated to participant accounts will be based on the fair value of the Preferred Stock (see Note 3).  If, during the Plan year, the value of the Preferred Stock released from the unallocated account as a result of the repayment of the ESOP Notes is less than Delta's matching or non-elective contributions made in Preferred Stock to the Plan for that year, this difference will be made up by Delta through (a) prepaying the ESOP Notes to release additional shares of Preferred Stock, (b) contributing cash to the Plan so the Plan's trustee can purchase Common Stock, or (c) contributing shares of Common Stock to the Plan, in each case for allocation to participants' accounts. However, if at the end of the Plan year the value of the Preferred Stock released from the unallocated account as a result of the scheduled repayment of the ESOP Notes during that Plan year is greater than Delta's matching or non-elective contributions made in Preferred Stock to the Plan for that Plan year then the excess will be allocated as of the end of the Plan year among all participants, other than Song employees, making contributions to the Plan at that time.

The ESOP Notes will be repaid primarily from Delta contributions and dividends on the Preferred Stock. If dividends on allocated shares are used to repay the ESOP Notes, additional shares of Preferred Stock and Common Stock equal in value to such dividends will be allocated to the accounts of participants who otherwise would have received such dividends.

In July 2003, Delta’s Board of Directors discontinued the payment of quarterly cash dividends on Common Stock. Effective December 2003, Delta’s Board of Directors suspended indefinitely the payment of dividends on the Preferred Stock to comply with Delaware law. Dividends on Preferred Stock continue to accrue, and the Preferred Stock value reflected in the statement of net assets includes accrued but unpaid dividends.

As of December 31, 2004, 3,817,234 shares of Preferred Stock with a fair value, as defined, of approximately $300,073,000 had been allocated to participants' accounts, and 1,600,501 shares of Preferred Stock with a fair value, as defined, of approximately $125,815,000 were held in the unallocated account.

8.	LONG-TERM DEBT

At December 31, 2004, the Plan's long-term debt, including current maturities of $40,021,000, consisted of $191,284,000 aggregate principal amount of ESOP Notes with final maturity dates ranging from July 1, 2005 to January 1, 2009 at an interest rate of 8.10%. The interest rate on the ESOP Notes is subject to adjustment in the event of certain changes in the federal income tax laws. Subject to certain restrictions, the ESOP Notes may be prepaid at the option of the Plan at any time in whole or in part. During 2004, the Plan prepaid $600,000 in principal of the ESOP notes due on July 1, 2005.

At December 31, 2004, the annual maturities of the ESOP Notes for the next five years are as follows (in thousands):

Years ending December 31:
2005	40,021
2006	45,209
2007	50,254
2008	37,240
2009	18,560
Total	$191,284

9.	RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds, collective trust, or interests in cash reserve accounts managed by Fidelity Management Trust Company (the "Trustee") or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA. Fees paid by the Plan to an affiliate of the Trustee for services totaled approximately $267,000 for the year ended December 31, 2004. Fees paid by the Plan for investment management vary by fund and are generally reflected as a reduction in fund earnings.

10.	LEGAL PROCEEDINGS

In September and October, 2004, three former employees each filed nearly identical complaints on behalf of the Plan and all Plan participants alleging that certain Plan fiduciaries breached their fiduciary obligations to Plan participants with respect to (i) the investment by the Plan in certain Delta securities; and (ii) the continued holding of such securities by the Plan. Two of these three complaints were administratively closed by the court and the plaintiffs filed an amended complaint in the third action making similar claims as were made in the original complaint. The amended complaint seeks unspecified damages. Delta intends to vigorously defend this action. The ultimate outcome of this litigation cannot be predicted with certainty, but it is the opinion of the Delta’s legal counsel that the resolution of this matter is unlikely to have a material adverse effect on the Plan’s financial condition.

11.	SUBSEQUENT EVENTS

As a result of collective bargaining, the Plan was amended, effective January 1, 2005, to provide that eligible pilots may contribute up to 25% of their eligible earnings each pay period, not to exceed a certain dollar limit per plan year for both pre-tax and after-tax contributions combined. In addition, effective January 1, 2005, the employer contribution for eligible pilots decreased from 3% to 2% of eligible earnings. Also, effective January 1, 2006, the Plan will be amended to provide that the employer contribution will be made in cash only. Previously, the employer contribution was made, in part, in employer stock.

Finally, under the terms of the ESOP, Plan participants may currently diversify a portion of their ESOP account when they turn age 55 if they have at least ten years of participation. For the diversification period beginning after January 1, 2006, pilot participants will be able to begin diversification at age 50 (if they have 10 years of participation).

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

	DELTA COMMINGLED STOCK FUND:
	Delta International Equity Pool:
*	Fidelity Management & Research Company, Fidelity Overseas Fund	707,246	(a)	$25,022,360
*	FMTC Select International Portfolio	814,772	(a)	75,610,879
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	759,992	(a)	17,821,817
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	3,873,028	(a)	149,305,212
	RS Investment, RS Small Company Growth	822,656	(a)	18,567,350

	Total			$286,327,618

	DELTA COMMINGLED BOND FUND:
*	FMTC Broad Market Duration	4,255,549	(a)	107,410,056

	Total			$107,410,056

	DELTA COMMON STOCK FUND:
*	Delta Air Lines, Inc. Common Stock	6,057,594	(a)	45,310,803
*	Fidelity Institutional Cash Portfolio: Money Market	950,118	(a)	950,118

	Total			$46,260,921

	INSURANCE CONTRACT/STABLE VALUE FUND:
*	Fidelity Management Trust Company, Short-Term Investment Fund	7,946,581	(a)	7,946,581
	Guaranteed investment contracts:
	Allstate Life Insurance Company:
	#GAC-6324, 5.93%, due April 19, 2005		(a)	3,713,593
	John Hancock Life Insurance:
	# 15133, 5.95%, due January 18, 2005		(a)	3,773,711
	Synthetic insurance contracts:
	Bank of America		(a)	52,925,076
	Wrapper Contract # 03-080, 4.64%		(a)	(1,434,243)
	ING Life & Annuity		(a)	52,920,773
	Wrapper Contract # 60082, 4.64%		(a)	(1,482,476)
	Monumental Life Insurance Company		(a)	45,294,675
	Wrapper Contract # MDA -00594TR, 5.67%		(a)	(1,228,699)
	Rabobank Nederland		(a)	36,852,816
	Wrapper Contract # DAL100301, 3.77%		(a)	(107,131)
	State Street Bank		(a)	51,557,589
	Wrapper Contract #103049, 3.73%		(a)	(341,990)
	UBS AG		(a)	36,505,589
	Wrapper Contract #5158, 4.24%		(a)	(469,319)
	Monumental Life Insurance Company		(a)	10,014,095
	Wrapper Contract #MDA-00580TR, 4.04%		(a)	(170,169)
	Global Wrap:
	Accredited Mortgage Loan Trust 4.23%, October 2033		(a)	471,161
	Accredited Mortgage Loan Trust 4.46%, December 2033		(a)	440,870
	Accredited Mortgage Loan Trust, 3.32%, July 25, 2034		(a)	569,119
	Accredited Mortgage Loan, 3.37%, January 25, 2035		(a)	238,270
	Accredited Mortgage Loan, 4.07%, January 25, 2035		(a)	75,051
	Accredited Mortgage Loan, 4.27%, January 25, 2035		(a)	25,018
	ACE Securities Corp, 3.87%, August 25, 2032		(a)	75,508
	ACE Securities Corp, 3.77%, June 25, 2033		(a)	50,295
	ACE Securities Corp, 4.77%, June 25, 2033		(a)	50,872
	ACE Securities Corp, 3.8%, July 25, 2033		(a)	106,045
	ACE Securities Corp, 3.67%, November 25, 2033		(a)	120,830
	ACE Securities Corp, 4.75%, November 25, 2033		(a)	76,598
	ACE Securities Corp, 3.62%, September 25, 2033		(a)	95,131
	ACE Securities Corp, 3.54%, April 25, 2034		(a)	245,409
	ACE Securities Corp, 4.07%, April 25, 2034		(a)	340,881
	ACE Securities Corp, 3.67%, June 25, 2032		(a)	145,812
	Adjustable Rate Mortgage Trust, 3.42%, January 25, 2035		(a)	387,814
	Adjustable Rate Mortgage Trust, 3.42%, March 25, 2035		(a)	278,773

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

AIG Sunamerica Global, 5.85%, August 1, 2008	(a)	326,897
Alabama Power, 3.5%, November 15, 2007	(a)	275,261
Allstate, 2.5%, June 20, 2008	(a)	71,658
American General Finance Corp. SR MTN 2.75%, June 15, 2008	(a)	866,387
American Honda Finance, 4.5%, May 26, 2009	(a)	760,275
Americredit Auto Rec TR Series 2002-EM 3.32%, June, 2009	(a)	503,942
Americredit Auto Rec TR Series 2004-BM 2.07%, August 2008	(a)	300,229
Americredit Auto Rec TR Series 2004-1 3.22%, July 2008	(a)	239,833
Americredit Auto Rec TR Series 2004-1 3.7%, January 2009	(a)	40,064
Americredit Auto Rec TR Series 2004-1 4.22%, July 2009	(a)	45,307
Americredit Auto Rec TR Series 2004-CA 3.61%, May 2011	(a)	160,025
Americredit Auto Rec TR Series 2004-DF 2.98%, July 2009	(a)	287,543
Americredit Auto Rec TR Series 2004-DF 3.43%, July 2011	(a)	384,923
Ameriquest Mortgage Securities, 4.32%, September 25, 2032	(a)	115,384
Ameriquest Mortgage Securities, 4.02%, February 25, 2033	(a)	156,494
Ameriquest Mortgage Securities, 3.82%, March 25, 2033	(a)	110,722
Ameriquest Mortgage Securities, 3.78%, May 25, 2033	(a)	524,060
Ameriquest Mortgage Securities, 3.87% May 25, 2033	(a)	105,541
Ameriquest Mortgage Securities, 3.87%, August 25, 2033	(a)	186,819
Ameriquest Mortgage Securities, 3.45%, April 25, 2034	(a)	65,037
Ameriquest Mortgage Securities, 3.5%, April 25, 2034	(a)	50,029
Ameriquest Mortgage Securities, 3.72%, November 25, 2034	(a)	336,022
Argent Securities Inc., 3.47%, September 25, 2033	(a)	54,470
Argent Securities Inc., 3.42%, September 25, 2033	(a)	52,475
Argent Securities Inc., 3.62%, April 25, 2034	(a)	220,422
Argent Securities Inc., 3.57%, May 25, 2034	(a)	225,134
Argent Securities Inc., 3.62%, May 25, 2034	(a)	185,112
Asset Backed Securities Corporation Home Equity 2002-HE2 August 2032	(a)	50,271
Asset Backed Securities Corporation Home Equity 2002-HE3, October 2032	(a)	11,740
Asset Backed Securities Corporation Home Equity 2003-HE3, June 2033	(a)	47,188
Asset Backed Securities Corporation Home Equity 2003-HE3, June 2033	(a)	176,761
Asset Backed Securities Corporation Home Equity 2003-HE4, August 2033	(a)	413,939
Asset Backed Securities Corporation Home Equity 2003-HE5, August 2033	(a)	113,661
Asset Backed Securities Corporation Home Equity 2003-HE6, November 2033	(a)	236,611
Asset Backed Securities Corporation Home Equity 2003-HE7, December 2033	(a)	316,427
Asset Backed Securities Corporation Home Equity 2004-HE3, June 2034	(a)	75,072
Asset Backed Securities Corporation Home Equity 2004-HE3, June 2034	(a)	175,185
Asset Backed Securities Corporation Home Equity 2004-HE6, June 2034	(a)	508,259
Asset Backed Funding Certificates, 4.15%, January 25, 2034	(a)	125,089
Associates Corp, 6.875%, November 15, 2008	(a)	222,513
Associates Corp, 6.25%, November 1, 2008	(a)	432,293
BMW Vehicle Owner Trust Series 2004-A 2.67%, March 2008	(a)	551,236
Bank of America Commercial Mortgage Inc., 0.813%, December 10, 2042	(a)	96,482
Bank of America Commercial Mortgage Inc., 0.8545%, November 10, 2041	(a)	141,680
Bank of America, 7.8%, February 15, 2010	(a)	155,008
Bank One, 6%, August 1, 2008	(a)	208,104
Bank One Issuance Trust, 3.3338%, December 15, 2009	(a)	311,873
Bank America Corporation, 6.25%, April 1, 2008	(a)	179,976
Bayview Financial Acquisition Trust, 3.48%, May 2044	(a)	585,030
Bayview Financial Acquisition Trust, Series 2004-A, February 2044	(a)	417,479
Bayview Financial Acquisition Trust, Series 2003-F, September 2043	(a)	596,421
Bayview Commercial Asset Trust, 3.38%, April 25, 2034	(a)	370,988
Bayview Commercial Asset Trust, 3.38%, April 25, 2034	(a)	373,230
Bayview Commercial Asset Trust, 3.6%, August 25, 2034	(a)	121,003
Bayview Commercial Asset Trust, 3.52%, January 25, 2035	(a)	49,942
Bayview Commercial Asset Trust, 4.02%, January 25, 2035	(a)	49,947
Bear Stearns Commercial Mortgage Security, 3.29%, May 14, 2016	(a)	366,516
Bear Stearns Commercial Mortgage Security, .9056%, November 11, 2041	(a)	71,940
Bear Stearns Commercial Mortgage Security, 3.85%, January 14, 2016	(a)	100,591
Bear Stearns Commercial Mortgage Security, 4.0%, November 14, 2016	(a)	50,299
Bear Stearns Asset Backed Securities, 3.4%, September 25, 2034	(a)	472,213
Bear Stearns Asset Backed Securities, 4.07%, September 25, 2034	(a)	130,506
Bear Stearns Asset Backed Securities, 4.22%, September 25, 2034	(a)	110,554

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

Bear Stearns Asset Backed Securities, 4.42%, September 25, 2034	(a)	105,497
Bear Stearns Co. 3.25% March 25, 2009	(a)	881,696
British Telecommunications 7.875%, December 15, 2005	(a)	2,019,724
CDC Mortgage Capital Trust 2002-HE3, March, 2033	(a)	137,979
CDC Mortgage Capital Trust 2003-HE1, August, 2033	(a)	150,968
CDC Mortgage Capital Trust 2003-HE3, November, 2033	(a)	156,512
CDC Mortgage Capital Trust 2003-HE3, November, 2033	(a)	122,463
CDC Mortgage Capital Trust, 4.22%, July 26, 2034	(a)	130,093
CIT Group Inc 3.875%, November 3, 2008	(a)	354,372
CIT Group Inc 3.65%, November 23, 2007	(a)	492,426
Countrywide Asset Backed Securities, 3.52%, May 25, 2034	(a)	275,161
Countrywide Asset Backed Securities, 3.52%, June 25, 2034	(a)	75,120
Countrywide Asset Backed Securities, 3.39%, August 25, 2034	(a)	243,000
Countrywide Asset Backed Securities, 3.97%, June 25, 2033	(a)	200,535
Countrywide Asset Backed Securities, 3.55%, June 25, 2034	(a)	240,711
Countrywide Asset Backed Securities, 3.55%, June 25, 2031	(a)	101,403
Countrywide Asset Backed Securities, 4.02%, March 25, 2033	(a)	45,473
Countrywide Home Loans, 5.5%, November 27, 2017	(a)	269,958
Capital Auto Receivables Asset Trust, 3.35%, February 15, 2008	(a)	414,278
Capital One Master Trust, 4.6%, August 17, 2009	(a)	460,106
Capital One Auto Finance Trust Series 2001-B, 4.88%, September 2008	(a)	360,233
Capital One Auto Finance Trust Series 2004-A, 3.07%, July 2008	(a)	587,537
Capital One Auto Finance Trust Series 2004-B, 2.96%, April 2009	(a)	362,696
Capital One Multi-Asset Execution TR Card Series, July, 2008	(a)	813,361
Capital One Multi-Asset Execution TR Card Series, 3.5%, February, 2009	(a)	460,941
Capital One Multi-Asset Execution TR Card Series, July, 2011	(a)	428,288
Capital One Multi-Asset Execution TR Card Series, 3.7%, May, 2010	(a)	851,278
Capital One Prime Auto Receivable Trust, 3.06%, March 15, 2005	(a)	319,557
Capital One Prime Auto Receivable Trust, 3.39%, January 15, 2009	(a)	408,557
Chase Credit Card Owner Trust 2003-6, February, 2011	(a)	615,585
Chase Credit Card Owner Trust 2004-1, May 2009	(a)	235,289
Chase Manhattan, 6.375%, April 1, 2008	(a)	93,102
Chile (Republic of), 5.625%, July 23, 2007	(a)	712,589
Chubb Corp, 3.95%, April 1, 2008	(a)	85,938
Citigroup Inc, 5.75%, May 10, 2006	(a)	314,322
Citigroup Inc, 5% March 6, 2007	(a)	277,744
Citibank CC Issuance Trust Series, 3.2%, August 2009	(a)	891,580
Citigroup Commercial Mortgage Trust, 1.1875%, October 15, 2041	(a)	102,604
Commercial Mortgage Pass-Through Certificate, 3.537%, September 15, 2014	(a)	100,217
Commercial Mortgage Pass-Through Certificate, 3.5938%, September 15, 2014	(a)	30,063
Commercial Mortgage Pass-Through Certificate, 3.6538%, September 15, 2014	(a)	40,112
Commercial Mortgage Pass-Through Certificate, 3.7538%, September 15, 2014	(a)	35,106
Commercial Mortgage Pass-Through Certificate, 3.4038%, July 15, 2016	(a)	30,085
Commercial Mortgage Pass-Through Certificate, 3.5038%, July 15, 2016	(a)	70,132
Commercial Mortgage Pass-Through Certificate, 3.7038%, July 15, 2016	(a)	50,120
Commercial Mortgage Pass-Through Certificate, 3.7538%, July 15, 2016	(a)	55,156
Computer Science, 3.5%, April 15, 2008	(a)	1,008,850
Consolidated Natural Gas, 5.375%, November 1, 2006	(a)	239,622
CS First Boston Mortgage Securities Corporation, 6.52%, January 17, 2035	(a)	127,251
CS First Boston Mortgage Securities Corporation, 4.52%, October 25, 2032	(a)	50,857
CS First Boston Mortgage Securities Corporation, 4.627%, December 15, 2035	(a)	520,356
Home Equity Asset Trust, 3.38%, August 25, 2033	(a)	156,255
Home Equity Asset Trust, 5.07%, March 25, 2033	(a)	101,572
Home Equity Asset Trust, 3.82%, October 25, 2033	(a)	247,537
Home Equity Asset Trust, 3.72%, December 25, 2033	(a)	221,912
Home Equity Asset Trust, 4.75%, December 25, 2033	(a)	97,316
CS First Boston Mortgage Securities Corporation, 4.7%, August 15, 2036	(a)	361,829
CS First Boston Mortgage Securities Corporation, 3.39%, June 25, 2034	(a)	269,572
CS First Boston Mortgage Securities Corporation, 3.4%, November 25, 2034	(a)	333,609
CS First Boston Mortgage Securities Corporation, 3.4538%, December 15, 2021	(a)	513,327
CS First Boston Mortgage Securities Corporation, 4.627%, December 15, 2035	(a)	80,104
CS First Boston Mortgage Securities Corporation, 3.37%, April 25, 2034	(a)	329,430
CS First Boston Mortgage Securities Corporation, 3.7038%, December 15, 2021	(a)	200,281

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

CS First Boston Mortgage Securities Corporation, 3.4%, September 25, 2034	(a)	417,341
DaimlerChrysler DCX, 6.4%, May 15, 2006	(a)	314,541
DaimlerChrysler North America, 4.75%, January 15, 2008	(a)	1,215,392
Daimler Chrysler North America, , September 10, 2007	(a)	325,465
Daimler Chrysler Auto Trust, 2.98%, August 2008	(a)	716,523
Deere John Cap Corp Series Mtnd, 3.9%, January 15, 2008	(a)	307,527
Deere John Cap Corp Series Mtnd, 3.375%, October 1, 2007	(a)	639,164
Discover Card Mstr Tr 96-3 Series A, 6.05%, August, 2008	(a)	5,483,017
Discover Card Mstr Tr 2003-4 Series A, May, 2011	(a)	498,240
FPL Group Capital 3.25%, April 11, 2006	(a)	226,745
Freddie Mac, 7%, February 15, 2007	(a)	197,979
Freddie Mac, 6.5%, February 15, 2030	(a)	110,749
Freddie Mac, 6.25%, April 15, 2022	(a)	345,320
Freddie Mac, 6.25%, October 15, 2022	(a)	16,788
Freddie Mac, 6.25%, January 15, 2023	(a)	135,695
Freddie Mac, 6.0%, July 15, 2008	(a)	21,358
Federal Home Loan Bank, 2.875%, August 15, 2006	(a)	54,643,057
Federal Home Loan Bank, 2.5%, April 11, 2006	(a)	3,197,785
FHLM ARM 4.985%, August 2033	(a)	51,355
Freddie Mac, 2.875%, December 15, 2005	(a)	14,639,510
Freddie Mac, 2.375%, February 15, 2007	(a)	19,053,599
Fannie Mae, 6.3%, October 25, 2022	(a)	53,872
Fannie Mae, 5.5%, January 25, 2023	(a)	165,069
Federal National Mortgage Association, 3.25%, August 15, 2008	(a)	12,443,763
Federal National Mortgage Association, 2.375%, February 15, 2007	(a)	10,490,060
Federal National Mortgage Association, 2.5%, June 15, 2006	(a)	31,187,458
Federal National Mortgage Association, 3.125%, July 15, 2006	(a)	6,976,683
Federal National Mortgage Association, 3.125%, December 15, 2007	(a)	3,678,617
Federal National Mortgage Association 15yr, 7.0%, January 2009	(a)	1,954
Federal National Mortgage Association 15yr, 6.0%, July 2012	(a)	24,893
Federal National Mortgage Association 15yr, 7.0%, May 2017	(a)	111,748
Federal National Mortgage Association 15yr, 7.0%, March 2011	(a)	344,150
Federal National Mortgage Association 15yr, 7.0%, June 2010	(a)	333,811
Federal National Mortgage Association 15yr, 6.0%, September 2012	(a)	29,378
Federal National Mortgage Association 15yr, 6.0%, June 2014	(a)	371,531
Federal National Mortgage Association 15yr, 6.0%, January 2012	(a)	23,527
Federal National Mortgage Association 15yr, 6.0%, February 2012	(a)	20,872
Federal National Mortgage Association 15yr, 6.0%, March 2013	(a)	256,955
Federal National Mortgage Association 15yr, 6.0%, April 2013	(a)	18,522
Federal National Mortgage Association 15yr, 6.0%, June 2013	(a)	262,041
Federal National Mortgage Association 15yr, 6.0%, May 2014	(a)	25,020
Federal National Mortgage Association 15yr, 6.0%, August 2014	(a)	19,368
Federal National Mortgage Association 15yr, 6.5%, July 2014	(a)	2,157,798
Federal National Mortgage Association 15yr, 6.0%, November 2014	(a)	328,750
Federal National Mortgage Association 15yr, 6.5%, April 2013	(a)	11,051
Federal National Mortgage Association 15yr, 6.0%, November 2015	(a)	21,315
Federal National Mortgage Association 15yr, 6.5%, November 2015	(a)	10,575
Federal National Mortgage Association 15yr, 6.0%, August 2016	(a)	106,968
Federal National Mortgage Association 15yr, 7.0%, March 2017	(a)	156,388
Federal National Mortgage Association 15yr, 7.0%, March 2015	(a)	580,096
Federal National Mortgage Association 15yr, 6.0%, July 2015	(a)	354,121
Federal National Mortgage Association 15yr, 6.5%, June 2015	(a)	158,940
Federal National Mortgage Association 15yr, 7.0%, February 2016	(a)	134,978
Federal National Mortgage Association 15yr, 6.5%, January 2020	(a)	1,124,008
Fannie Mae, 6.0%, April 25, 2031	(a)	82,311
Freddie Mac, 5.5%, February 15, 2029	(a)	63,313
Freddie Mac, 5.5%, February 15, 2016	(a)	200,964
Federal National Mortgage Association ARM, 3.878%, June 2033	(a)	256,108
Federal National Mortgage Association ARM, 3.836%, June 2033	(a)	34,069
Federal National Mortgage Association ARM, 4.021%, December 2034	(a)	50,297
Federal National Mortgage Association ARM, 3.939%, October 2034	(a)	74,156
Federal National Mortgage Association ARM, 3.827%, December 2034	(a)	25,055
Federal National Mortgage Association ARM, 3.975%, November 2034	(a)	108,382

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

Federal National Mortgage Association ARM, 4.025%, January 2035	(a)	101,148
Federal National Mortgage Association ARM, 4.549%, August 2034	(a)	143,280
Federal National Mortgage Association ARM, 4.037%, December 2034	(a)	25,031
Federal National Mortgage Association ARM, 4.324%, December 2034	(a)	25,405
Federal National Mortgage Association ARM, 4.105%, January 2035	(a)	99,619
Federal National Mortgage Association ARM, 4.072%, December 2034	(a)	100,781
Federal National Mortgage Association ARM, 4.17%, November 2034	(a)	100,535
Federal National Mortgage Association ARM, 4.048%, January 2035	(a)	50,363
Fieldstone Mortgage Investment Corp 2003-1, 3.7%, November 25, 2033	(a)	101,023
Fifth Third Auto Trust, 3.15%, February 20, 2008	(a)	299,518
First Franklin Mortgage Loan, 3.57%, March 25, 2034	(a)	25,015
First Franklin Mortgage Loan, 3.92%, March 25, 2034	(a)	25,016
First Franklin Mortgage Loan, 4.27%, March 25, 2034	(a)	25,043
First Union - Lehman Brothers 6.65%, November 2029	(a)	275,340
First Union Corp, 5.8%, December 1, 2008	(a)	1,340,492
Ford Auto Credit 2.85%, October, 2007	(a)	430,438
Ford Motor Credit 6.875%, February 1, 2006	(a)	381,184
Ford Motor Credit Global 6.5%, January 25, 2007	(a)	1,965,145
Franklin Resources 3.7%, April 15, 2008	(a)	628,406
Fremont Home Loan Trust, 3.57%, January 25, 2034	(a)	250,148
Fremont Home Loan Trust, 4.17%, January 25, 2034	(a)	300,213
Fremont Home Loan Trust, 3.47%, February 25, 2034	(a)	50,029
Fremont Home Loan Trust, 3.52%, February 25, 2034	(a)	50,029
Fremont Home Loan Trust, 3.57%, February 25, 2034	(a)	50,030
Fremont Home Loan Trust, 3.97%, February 25, 2034	(a)	150,101
Fremont Home Loan Trust, 4.12%, February 25, 2034	(a)	50,035
Fremont Home Loan Trust, 4.32%, February 25, 2034	(a)	150,111
GGPP Mall Properties Trust, 5.007%, November 15, 2011	(a)	299,403
GMAC Commercial Mortgage, 6.566%, April 15, 2029	(a)	351,044
GMAC Commercial Mortgage, 0.9009%, December 10, 2041	(a)	103,762
GS Mortgage Securities Corporate, 3.59%, January 10, 2040	(a)	504,161
GS Mortgage Securities Corporate, 3.659%, October 2028	(a)	856,725
GSAMP Trust 02-HE, 4.24%, November 20, 2032	(a)	215,739
GSAMP Trust 04-FM2, 3.52%, January 25, 2034	(a)	250,146
GSAMP Trust 04-HE1, 3.57%, May 25, 2034	(a)	225,134
GSAMP Trust 04-HE1, 4.17%, May 25, 2034	(a)	99,295
GSAMP Trust 04-HE1, 4.42%, May 25, 2034	(a)	49,655
First Franklin Mortgage Loan, 4.16%, May 2034	(a)	255,184
GSAMP Trust 04-HE1, 3.67%, November 25, 2033	(a)	170,104
GSAMP Trust 04-HE1, 4.427%, November 25, 2033	(a)	121,459
GE Capital Commercial Mortgage Corporation, 4.119%, March 10, 2040	(a)	284,489
GE Commercial Equipment Financing, 3.36%, June 22, 2008	(a)	549,112
Goldman Sachs 4.125%, January 15, 2008	(a)	242,423
Gracechurch Card Funding, 3.8837%, August 15, 2008	(a)	105,249
Gracechurch Card Funding, 2.7%, August 15, 2008	(a)	1,273,717
Granite Mortgages, 3.21%, September 20, 2044	(a)	100,109
Granite Mortgages, 3.21%, September 20, 2044	(a)	100,093
Granite Mortgages, 3.22%, June 20, 2044	(a)	65,053
Granite Mortgages, 3.33%, June 20, 2044	(a)	125,067
John Hancock, 3.75%, September 30, 2008	(a)	440,226
Hartford Financial 2.375%, June 1, 2006	(a)	172,147
Heller Financial Commercial Mortgages, 7.715%, January 17, 2034	(a)	148,920
Holmes Financing PLC, 2.75%, July 15, 2040	(a)	115,512
Holmes Financing PLC, 3.3106%, July 15, 2040	(a)	150,869
Home Equity Asset Trust, 3.65%, June 25, 2034	(a)	181,429
Home Equity Asset Trust, 3.65%, August 25, 2034	(a)	110,066
Home Equity Asset Trust, 4.22%, August 25, 2034	(a)	120,086
Home Equity Asset Trust, 4.47%, August 25, 2034	(a)	50,038
Home Equity Asset Trust, 3.34%, October 25, 2034	(a)	115,904
Home Equity Asset Trust, 3.37%, December 25, 2034	(a)	645,913
Home Equity Asset Trust, 3.41%, January 25, 2035	(a)	218,950
Household Automotive Trust, 3.3%, May 18, 2009	(a)	484,293
Household Automotive Trust, 3.93%, July 18, 2011	(a)	290,252

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

Household Fin Corp, 4.625%, January 15, 2008	(a)	2,148,004
Household International, 8.875%, February 15, 2008	(a)	615,206
Household Private Label Credit Card Master, 4.2038%, September 15, 2009	(a)	65,595
Household Home Equity, 3.62%, October 20, 2032	(a)	80,075
Household Home Equity, 3.57%, September 20, 2033	(a)	122,538
Household Home Equity, 3.51%, September 20, 2033	(a)	218,196
Household Mortgage Loan Trust, 3.65%, May 20, 2032	(a)	71,244
Household Mortgage Loan Trust, 3.64%, February 21, 2033	(a)	188,832
Household Mortgage Loan Trust, 3.59%, June 20, 2033	(a)	268,464
Household Mortgage Loan Trust, 3.34%, February 20, 2034	(a)	586,034
IMPAC CMB Trust, 3.41%, October 25, 2004	(a)	253,993
JP Morgan Chase 5.625%, August 15, 2006	(a)	729,496
JP Morgan Chase 5.25%, May 30, 2007	(a)	1,566,172
JP Morgan Chase, 1.039%, January 12, 2037	(a)	313,689
Kraft Foods Global 5.25%, June 1, 2007	(a)	348,484
Legg Mason Inc, 6.75%, July 2, 2008	(a)	89,808
Lehman Brothers Holdings, 4.0%, January 22, 2008	(a)	1,024,568
Lehman Brothers Floating Rate, 3.85%, December 16, 2014	(a)	478,818
Long Beach Mortgage Loan Trust, July, 2033	(a)	594,756
Long Beach Mortgage Loan Trust, June, 2034	(a)	224,950
Long Beach Mortgage Loan Trust, June, 2034	(a)	150,879
MBNA Credit Card, 5.75%, October 15, 2008	(a)	253,881
MBNA Credit Card, 3.3438%, October 15, 2010	(a)	85,668
Master Seasoned Securities Trust, 6.249%, August 25, 2017	(a)	478,768
Master Adjustable Rate Mortgage, 3.51%, November 25, 2034	(a)	125,946
Master Adjustable Rate Mortgage, 3.46%, November 25, 2034	(a)	146,034
MLCC Mortgage Investors, 3.7075%, October 24, 2028	(a)	669,677
MLCC Mortgage Investors, 3.5225%, March 25, 2028	(a)	160,658
Meritage Mortgage Loan Trust, 3.52%, July 25, 2034	(a)	125,073
Meritage Mortgage Loan Trust, 3.57%, July 25, 2034	(a)	25,015
Meritage Mortgage Loan Trust, 3.97%, July 25, 2034	(a)	50,034
Meritage Mortgage Loan Trust, 4.12%, July 25, 2034	(a)	25,017
Merrill Lynch MTN, 4.125%, January 15, 2009	(a)	502,018
Merrill Lynch Mortgage Investors, 4.17%, January 25, 2035	(a)	75,766
MLCC Mortgage Invstors, 3.4725%, August 25, 2029	(a)	611,391
Meritage Mortgage Loan Trust, September 2041	(a)	336,879
Metlife Inc, 5.25%, December 1, 2006	(a)	704,738
Met Life Global, 4.25%, July 30, 2009	(a)	174,226
Morgan JP & Company, 6.25%, January 15, 2009	(a)	863,701
Morgan Stanley, 6.1%, April 15, 2006	(a)	178,217
Morgan Stanley Dean Witter, 5.8%, April 1, 2007	(a)	435,778
Morgan Stanley Dean Witter, 3.625%, April 1, 2008	(a)	1,189,256
Morgan Stanley ABS Capital I Inc., 3.36%, July 2034	(a)	283,981
Morgan Stanley ABS Capital I Inc., 3.36%, August 2034	(a)	582,027
Morgan Stanley ABS Capital I Inc., 4.12%, December 27, 2032	(a)	111,736
Morgan Stanley ABS Capital I Inc., 5.12%, November 25, 2032	(a)	170,240
Morgan Stanley ABS Capital I Inc., 5.02%, April 25, 2033	(a)	152,900
Morgan Stanley ABS Capital I Inc., 3.82%, June 25, 2033	(a)	207,451
Morgan Stanley ABS Capital I Inc., 3.82%, May 25, 2033	(a)	288,075
Morgan Stanley ABS Capital I Inc., 4.92%, May 25, 2033	(a)	76,111
Morgan Stanley ABS Capital I Inc., 3.72%, June 25, 2033	(a)	125,644
Morgan Stanley ABS Capital I Inc., 4.87%, June 25, 2033	(a)	71,251
Morgan Stanley ABS Capital I Inc., 3.72%, September 25, 2033	(a)	166,155
Morgan Stanley ABS Capital I Inc., 3.7%, October 25, 2033	(a)	357,922
Morgan Stanley, 4%, January 15, 2010	(a)	519,906
Morgan Stanley Dean Witter, 5.02%, February 25, 2033	(a)	179,180
Morgan Stanley Dean Witter, 4.09%, October 25, 2031	(a)	50,187
Morgan Stanley Dean Witter, 4.52%, October 25, 2031	(a)	292,243
Morgan Stanley Dean Witter, 3.64%, October 7, 2013	(a)	359,873
Morgan Stanley Dean Witter, 4.67%, January 25, 2032	(a)	111,659
Morgan Stanley Dean Witter, 3.62%, July 25, 2032	(a)	181,296
Morgan Stanley Dean Witter, 4.27%, August, 25, 2032	(a)	100,651
Morgan Stanley Dean Witter, 3.74%, September 25, 2032	(a)	90,953

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

Morgan Stanley Dean Witter, 3.77%, September 25, 2032	(a)	100,879
Morgan Stanley Dean Witter, 4.62%, September 25, 2032	(a)	50,534
Morgan Stanley Dean Witter, 4.82%, October 25, 2032	(a)	66,385
Morgan Stanley Dean Witter, 4.07%, November 25, 2032	(a)	141,583
Morgan Stanley Dean Witter, 5.07%, November 25, 2032	(a)	111,465
Mortgage Capital Funding Inc., 6.423%, June 2030	(a)	395,558
National Rural Utilities Co-op 3.24%, July 22, 2007	(a)	480,232
Navistar Financial Corporation Owner Trust, 3.13%, May 15, 2009	(a)	263,458
New Centruy Home Equity Loan Trust, 3.75%, January 2034	(a)	317,080
NY Life Global Mountain, 3.875%, January 15, 2009	(a)	1,144,011
Nissan Auto Lease Trust 2.57%, June 2009	(a)	587,188
Nissan Auto Lease Trust 2.9%, August 2007	(a)	571,164
Nissan Auto Lease Trust 3.18%, June 2010	(a)	138,802
Nissan Aut Receivables Owner Trust, 2.85%, October 15, 2007	(a)	129,244
Novastar Home Equity Loan, 3.77%, September 25, 2033	(a)	136,367
Novastar Home Equity Loan, 3.47%, June 25, 2034	(a)	75,110
Onyx Accept Owner Tr 2004-C Series A-3, 2.94%, November 2008	(a)	199,223
Park Place Securities Inc., 3.65%, September 25, 2034	(a)	160,146
Park Place Securities Inc., 3.7%, September 25, 2034	(a)	95,094
Park Place Securities Inc., 4.27%, September 25, 2034	(a)	180,195
Permanent Financing, 3.11%, June 10, 2042	(a)	205,326
Permanent Financing, 3.08%, June 10, 2011	(a)	115,252
Permanent Financing, 3.15%, June 10, 2042	(a)	225,504
Philip Morris, 6.375%, February 1, 2006	(a)	841,268
Phillip Morris Global BD, 7%, July 15, 2005	(a)	314,330
Phillips Petroleum, 8.75%, May 25, 2010	(a)	589,979
Pricoa Global Funding, 4.35%, June 15, 2008	(a)	777,874
Prime Credit Card Master Trust, 6.7%, October 15, 2009	(a)	3,573
Prudential Financial, 4.104%, November 15, 2006	(a)	345,507
Key Corp, 7.617%, May 17, 2032	(a)	90,670
Reed Elsevier, 6.125%, August 1, 2006	(a)	515,233
Residential Assets Mortgage Products, 6.5%, October 25, 2016	(a)	117,995
Residential Assets Mortgage Products, 7.125%, April 25, 2031	(a)	429,335
Residential Assets Mortgage Products, 3.6%, April 25, 2033	(a)	315,670
SLM Corp, 3.625%, March 17, 2008	(a)	854,820
SLM Corp 3.5%, September 30, 2006	(a)	848,548
Salomon Brothers, 3.42%, April 25, 2033	(a)	151,026
Salomon Smith Barney Hld, 6.5%, February 15, 2008	(a)	254,687
Salomon Smith Barney Hld, 5.875%, March 15, 2006	(a)	1,100,811
Securitized Asset Back Receivables, 3.54%, February 25, 2034	(a)	159,891
Sequoia Mortgage Trust, 3.2025%, February 20, 2034	(a)	490,687
Sequoia Mortgage Trust, 3.35%, March 20, 2034	(a)	331,141
Southwest 2001-1A2, 5.496%, November 1, 2006	(a)	171,418
Amoritizing Residential Collateral Trust, 4.12%, January 25, 2032	(a)	140,674
Structured Asset Securities Corp, 3.38%, February 25, 2034	(a)	79,678
Structured Asset Securities Corp, 3.42%, September 25, 2033	(a)	216,245
TIAA Global, 3.875%, January 22, 2008	(a)	409,326
Terwin Mortgage Trust, 3.35%, February 25, 2034	(a)	234,800
Textron Financial, 2.75%, June 1, 2006	(a)	292,132
Terwin Mortgage Trust, 3.39%, September 25, 2034	(a)	327,128
Travelers PPTY, 3.75%, March 15, 2008	(a)	175,222
US Bank NA, 3.9%, August 15, 2008	(a)	728,193
US Treasury, 3.125%, May 15, 2007	(a)	7,998,288
US Treasury, 4%, June 15, 2009	(a)	1,020,891
Volkswagen Auto Lease Trust, 2.84%, July 20, 2007	(a)	635,429
WFS Financial Owner Trust, 3.3%, March 17, 2009	(a)	419,359
WFS Financial Owner Trust, 3.93%, February 17, 2012	(a)	341,610
WFS Financial Owner Trust, 3.93%, May 17, 2012	(a)	608,295
Wachovia Corporation, 6.15%, March 15, 2009	(a)	180,028
Washington Mutual MSC Mortgage, 7.5%, December 25, 2033	(a)	105,700
Wells Fargo & Company, 4%, September 10, 2012	(a)	263,719
Whole Auto Loan Trust, 2.96%, June 15, 2008	(a)	819,431
World Omni Auto Receivables, 3.96%, July 12, 2011	(a)	564,382

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

	NCSLT 2004-2, 9.75%, October 2014		(a)	239,478
*	Fidelity Management Trust Company, Short-Term Investment Fund		(a)	360,616
	Wrapper Contracts, 3.81%		(a)	(1,319,216)

	Total			$578,693,312

	DELTA AIRLINES BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	5,261	(a)	123,363
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	26,809	(a)	1,033,491
*	RS Investment, RS Small Company Growth	5,694	(a)	128,523
*	FMTC Broad Market Duration	49,011	(a)	1,237,040

	Total			$2,522,417

	DELTA CONSERVATIVE BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	51,793	(a)	1,214,541
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	263,943	(a)	10,175,020
*	RS Investment, RS Small Company Growth	56,063	(a)	1,265,349
*	FMTC Broad Market Duration	1,429,079	(a)	36,069,947

	Total			$48,724,857

	DELTA GROWTH BALANCED FUND:
	Delta U.S. Equity Pool:
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	313,295	(a)	$7,346,773
*	Fidelity Management & Research Company, FMTC Select Equity Portfolio	1,596,597	(a)	61,548,800
*	RS Investment, RS Small Company Growth	339,127	(a)	7,654,107
*	FMTC Broad Market Duration	980,938	(a)	24,758,870

	Total			$101,308,550

	DELTA ESOP STOCK FUND:
*	Delta Air Lines, Inc. Common Stock	4,899,599	89,293,821	36,649,002
*	Delta Air Lines, Inc. Convertible Preferred Series B	5,417,735	390,076,950	425,888,182
*	Fidelity Institutional Cash Portfolio--Money Market	1,637,841	1,637,841	1,637,841

	Total			$464,175,025

	MUTUAL AND COMMINGLED FUNDS:
*	Fidelity Management & Research Company, Fidelity Fund	208,107	(a)	6,218,240
*	Fidelity Management & Research Company, Fidelity Puritan Fund	366,971	(a)	6,954,100
*	Fidelity Management & Research Company, Fidelity Trend Fund	4,972	(a)	266,777
*	Fidelity Management & Research Company, Fidelity Ginnie Mae Fund	723,185	(a)	8,012,887
*	Fidelity Management & Research Company, Fidelity Magellan Fund	1,483,667	(a)	153,989,749
*	Fidelity Management & Research Company, Fidelity Contra fund	5,409,701	(a)	306,946,424
*	Fidelity Management & Research Company, Fidelity Equity-Income Fund	1,109,385	(a)	58,553,328
*	Fidelity Management & Research Company, Fidelity Growth Company Fund	402,676	(a)	22,578,044
*	Fidelity Management & Research Company, Fidelity Investment-Grade Bond Fund	515,410	(a)	3,881,040
*	Fidelity Management & Research Company, Fidelity Growth & Income Portfolio	2,779,523	(a)	106,205,591
*	Fidelity Management & Research Company, Fidelity Intermediate Bond Fund	295,536	(a)	3,109,038
*	Fidelity Management & Research Company, Fidelity Capital & Income Fund	901,010	(a)	7,631,558
*	Fidelity Management & Research Company, Fidelity Value Fund	428,123	(a)	30,520,875
*	Fidelity Management & Research Company, Fidelity Government Income Fund	480,499	(a)	4,920,313
*	Fidelity Management & Research Company, Fidelity Independence Fund	165,087	(a)	2,943,505
*	Fidelity Management & Research Company, Fidelity OTC Portfolio	1,126,201	(a)	39,067,925
*	Fidelity Management & Research Company, Fidelity Overseas Fund	51,095	(a)	1,807,731
*	Fidelity Management & Research Company, Fidelity Europe Fund	178,829	(a)	6,106,997
*	Fidelity Management & Research Company, Fidelity Pacific Basin Fund	263,891	(a)	5,217,120
*	Fidelity Management & Research Company, Fidelity Real Estate Investment Fund	2,097,675	(a)	61,965,310
*	Fidelity Management & Research Company, Fidelity Balanced Fund	881,632	(a)	15,710,681

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

*	Fidelity Management & Research Company, Fidelity International Growth & Income Fund	133,781	(a)	3,772,623
*	Fidelity Management & Research Company, Fidelity Capital Appreciation Fund	720,166	(a)	18,745,914
*	Fidelity Management & Research Company, Fidelity Convertible Securities Fund	263,555	(a)	5,692,784
*	Fidelity Management & Research Company, Fidelity Canada Fund	257,660	(a)	8,724,380
*	Fidelity Management & Research Company, Fidelity Utilities Fund	291,301	(a)	3,958,778
*	Fidelity Management & Research Company, Fidelity Blue Chip Growth Fund	507,025	(a)	21,147,997
*	Fidelity Management & Research Company, Fidelity Asset Manager	207,560	(a)	3,364,542
*	Fidelity Management & Research Company, Fidelity Disciplined Equity Fund	49,750	(a)	1,258,177
*	Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund	3,024,217	(a)	121,724,751
*	Fidelity Management & Research Company, Spartan Market Index Fund	597,283	(a)	49,789,542
*	Fidelity Management & Research Company, Fidelity Worldwide Fund	106,029	(a)	1,935,028
*	Fidelity Management & Research Company, Fidelity Equity-Income II Fund	330,923	(a)	7,945,462
*	Fidelity Management & Research Company, Fidelity Stock Selector Fund	22,241	(a)	507,306
*	Fidelity Management & Research Company, Fidelity Asset Manager: Growth	164,719	(a)	2,441,136
*	Fidelity Management & Research Company, Fidelity Emerging Markets Fund	345,459	(a)	4,466,784
*	Fidelity Management & Research Company, Fidelity Aggressive Growth Fund	1,767,106	(a)	29,333,964
*	Fidelity Management & Research Company, Fidelity Diversified International Fund	954,368	(a)	27,333,094
*	Fidelity Management & Research Company, Fidelity Asset Manager: Income	249,188	(a)	3,157,214
*	Fidelity Management & Research Company, Fidelity Dividend Growth Fund	1,130,342	(a)	32,203,446
*	Fidelity Management & Research Company, Fidelity New Markets Income Fund	1,036,153	(a)	14,848,066
*	Fidelity Management & Research Company, Fidelity Export & Multinational Fund	428,784	(a)	8,421,321
*	Fidelity Management & Research Company, Fidelity Focused Stock Fund	66,067	(a)	667,275
*	Fidelity Management & Research Company, Fidelity Global Balanced Fund	35,143	(a)	737,648
*	Fidelity Management & Research Company, Fidelity International Value Fund	111,979	(a)	1,872,288
*	Fidelity Management & Research Company, Fidelity Small-Cap Selector Fund	139,767	(a)	2,756,199
*	Fidelity Management & Research Company, Fidelity Mid-Cap Stock Fund	976,317	(a)	22,894,638
*	Fidelity Management & Research Company, Fidelity Large-Cap Stock Fund	181,950	(a)	2,660,107
*	Fidelity Management & Research Company, Fidelity Discovery Fund	83,691	(a)	945,710
*	Fidelity Management & Research Company, Fidelity Small-Cap Stock Fund	853,038	(a)	15,491,173
*	Fidelity Management & Research Company, Fidelity Europe Capital Appreciation Fund	113,590	(a)	2,445,590
*	Fidelity Management & Research Company, Fidelity Nordic Fund	202,904	(a)	5,606,248
*	Fidelity Management & Research Company, Fidelity Latin America Fund	542,898	(a)	11,482,291
*	Fidelity Management & Research Company, Fidelity Japan Fund	355,564	(a)	4,551,218
*	Fidelity Management & Research Company, Fidelity Southeast Asia Fund	245,052	(a)	4,023,750
*	Fidelity Management & Research Company, Fidelity China Region Fund	332,960	(a)	5,680,295
*	Fidelity Management & Research Company, Fidelity Four in One Index Fund	143,839	(a)	3,620,426
*	Fidelity Management & Research Company, Fidelity Japan Small Companies Fund	2,292,472	(a)	28,839,294
*	Fidelity Management & Research Company, Fidelity Growth & Income Portfolio II	127,335	(a)	1,232,604
*	Fidelity Management & Research Company, Fidelity Strategic Income Fund	515,647	(a)	5,553,522
*	Strategic Advisors, Fidelity Freedom Income Fund	50,470	(a)	568,798
	Self-directed investments, publicly traded	-	(a)	53,321,770
*	Delta Employees' Credit Union Fund	9,133,313	(a)	9,133,313
*	Strategic Advisors, Fidelity Freedom 2000 Fund	82,968	(a)	1,002,250
*	Strategic Advisors, Fidelity Freedom 2010 Fund	749,981	(a)	10,214,746
*	Strategic Advisors, Fidelity Freedom 2020 Fund	958,900	(a)	13,386,240
*	Strategic Advisors, Fidelity Freedom 2030 Fund	507,115	(a)	7,140,179
*	Fidelity Management & Research Company, Fidelity Short-Term Bond Fund	374,706	(a)	3,364,859
*	Fidelity Management & Research Company, Fidelity Fifty Fund	325,767	(a)	6,720,568
*	Fidelity Management & Research Company, Fidelity Retirement Money Market Portfolio	61,089,472	(a)	61,089,472
*	Fidelity Management & Research Company, Fidelity Retirement Government Money Market Portfolio	14,231,005	(a)	14,231,005
*	Fidelity Management & Research Company, Spartan U.S. Equity Index Fund	485,687	(a)	20,816,559
*	Fidelity Management & Research Company, Fidelity U.S. Bond Index Fund	898,138	(a)	10,005,256
*	Fidelity Management & Research Company, Fidelity Institutional Short-Intermediate Government Portfolio	199,503	(a)	1,927,197
*	Fidelity Management & Research Company, Fidelity Freedom Fund	223,172	(a)	1,845,632
*	Fidelity Management Trust Company, Fidelity U.S. Equity Index Commingled Fund	6,825,573	(a)	255,412,960
	INVESCO Funds Group, Inc., INVESCO Total Return Fund	65,993	(a)	1,616,837
	Janus Capital Corporation, Janus Worldwide Fund	926,566	(a)	38,369,111
	Neuberger & Berman Management, Inc., Neuberger & Berman Guardian Trust	204,072	(a)	2,663,139
	Scudder International Fund S	4,727	(a)	209,187
	Domini Social Equity Fund	8,553	(a)	252,659
	INVESCO Funds Group, Inc., INVESCO Equity Income Fund	45,741	(a)	492,172

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

	Scudder Global Discovery Fund	38,830	(a)	1,348,553
	Janus Adviser Growth Fund	5,147	(a)	106,497
	Janus Adv Aggr Growth Fund	346,381	(a)	8,683,778
	Janus Adv Cap Appreciation Fund	40,732	(a)	1,021,148
	Janus Adviser International Fund	18,279	(a)	528,460
	Scudder Growth & Income Fund	15,024	(a)	329,032
	Pacific Investment Management Company, PIMCO Total Return Fund--Administrative Class	5,501,459	(a)	58,700,568
	Tmpl Foreign Sm Co A Fund	324,718	(a)	6,848,300
	MSI Equity Growth B Fund	157,044	(a)	2,617,923
	Mutual Discovery A Fund	471,371	(a)	11,350,611
	Baron Growth Fund	920,963	(a)	41,323,613
	Baron Asset Fund	77,005	(a)	4,044,306
	Calvert Asset Management Company, Inc., Calvert New Vision Small-Cap Fund--Class A	43,024	(a)	865,645
	Calvert Asset Management Company, Inc., Calvert Social Investment Balanced Fund--Class A	8,848	(a)	243,398
	Calvert Asset Management Company, Inc., Calvert Social Investment Equity Fund--Class A	2,900	(a)	99,897
	Calvert Asset Management Company, Inc., Calvert Capital Accumulation Fund--Class A	18,707	(a)	446,711
	Calvert Asset Management Company, Inc., Calvert World Values Int'l Equity Fund--Class A	29,054	(a)	552,026
	American Century Mutual Funds, Inc., American Century Select Fund	271,356	(a)	10,333,235
	Delaware Management Company, Delaware Trend Fund--Class A	1,366,698	(a)	30,272,355
	Merrill Lynch Asset Management, Merrill Lynch Capital Fund (Class A)	213,129	(a)	5,692,673
	UAM/FMA Sm Company Fund	75,381	(a)	1,653,857
	UAM/FMA Small Cap Fund	505,711	(a)	10,493,512
	Templeton Investment Counsel, Institutional Foreign Equity Series	2,111,124	(a)	42,792,474
	American Century Mutual Funds, Inc., Century Ultra Fund	2,891,013	(a)	85,284,885
	Pilgrim Baxter & Associates, PBHG Emerging Growth Fund	163,400	(a)	2,161,777
	Ariel Fund	830,987	(a)	44,183,567
	Ariel Appreciation Fund	477,276	(a)	22,751,751
	Ariel Premier Bond Fund	62,861	(a)	646,836
	Alger Cap Appreciation Fund	114,956	(a)	1,407,062
	Alger Mid Cap Growth Fund	521,601	(a)	8,799,413
	Alger Small Cap RTM Fund	54,105	(a)	979,837
	Founders Asset Management, Founders Balanced Fund	37,283	(a)	315,414
	Founders Asset Management, Founders Growth and Income Fund	77,875	(a)	386,259
	Founders Asset Management, Founders Growth Fund	120,752	(a)	1,277,556
	Founders Asset Management, Founders Mid-Cap Growth Fund	1,526,861	(a)	6,458,623
	Founders Asset Management, Founders Worldwide Growth Fund	39,303	(a)	505,439
	Franklin Small Cap Growth Fund	30,965	(a)	1,057,772
	Pilgrim Baxter & Associates, PBHG Growth Fund	182,068	(a)	3,492,068
	INVESCO Funds Group, Inc., INVESCO Dynamics Fund	449,784	(a)	7,421,439
	INVESCO Funds Group, Inc., INVESCO Small Company Growth Fund	389,204	(a)	4,892,299
	Janus Capital Corporation, Janus Balanced Fund	671,314	(a)	14,265,420
	Janus Capital Corporation, Janus Enterprise Fund	890,763	(a)	33,510,492
	Janus Capital Corporation, Janus Flexible Income Fund	502,626	(a)	4,875,468
	Janus Capital Corporation, Janus Fund	707,615	(a)	17,386,097
	Janus Capital Corporation, Janus Mercury Fund	2,850,283	(a)	61,480,601
	Janus Capital Corporation, Janus Twenty Fund	1,956,511	(a)	87,651,677
	Templeton Global Advisors, Templeton Foreign Fund A	2,919,290	(a)	35,907,261
	Founders Asset Management, Founders Discovery Fund	119,112	(a)	3,426,848
	MSI International Magnum B Fund	2,510	(a)	29,622
	Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional Fund Global Equity Portfolio (Class B)	130,578	(a)	2,303,405
	Miller, Anderson & Sherrerd, MAS Balanced Portfolio--Advisor Share Class	11,573	(a)	132,627
	Miller, Anderson & Sherrerd, MAS Funds Fixed-Income Portfolio--Advisor Share Class	49,319	(a)	568,653
	Miller, Anderson & Sherrerd, MAS Funds High-Yield Portfolio--Advisor Share Class	271,142	(a)	1,502,127
	Miller, Anderson & Sherrerd, MAS Funds Mid-Cap Growth Portfolio--Advisor Share Class	393,837	(a)	8,085,464
	Miller, Anderson & Sherrerd, MAS Funds Value Portfolio--Advisor Share Class	374,225	(a)	6,694,891
	Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional Fund Emerging Growth Portfolio (Class B)	803,850	(a)	9,662,276
	Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional Fund Active Country Allocation Portfolio (Class B)	19,848	(a)	220,908
	Morgan Stanley Dean Witter Asset Management, Morgan Stanley Institutional Fund Emerging Markets Portfolio (Class B)	157,867	(a)	2,985,263

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

	Mutual Shares CL A Fund	232,161	(a)	5,325,769
	Managers Special EQ Fund	177,972	(a)	16,090,449
	Neuberger & Berman Management, Inc., Neuberger & Berman Focus Trust	226,871	(a)	6,284,333
	Neuberger & Berman Management, Inc., Neuberger & Berman Genesis Trust	1,484,737	(a)	63,353,737
	Neuberger & Berman Management, Inc., Neuberger & Berman Manhattan Trust	584,520	(a)	6,260,210
	Neuberger & Berman Management, Inc., Neuberger & Berman Partners Trust	120,364	(a)	2,325,425
	NB Socially Resp TR Fund	33,172	(a)	502,557
	Oakmark Select I	1,004,892	(a)	33,513,147
	Oakmark Fund I	101,058	(a)	4,221,175
	Pacific Investment Management Company, PIMCO Capital Appreciation Fund--Administrative Class	235,101	(a)	4,175,396
	Pacific Investment Management Company, PIMCO Mid-Cap Growth Fund--Administrative Class	242,192	(a)	5,766,585
	Pacific Investment Management Company, PIMCO Global Bond Fund--Administrative Class	396,440	(a)	4,154,688
	Pacific Investment Management Company, PIMCO High-Yield Fund--Administrative Class	2,080,848	(a)	20,746,059
	Pacific Investment Management Company, PIMCO Low Duration Fund--Administrative Class	1,008,704	(a)	10,288,777
	Pacific Investment Management Company, PIMCO LT US Govt Adm	450,689	(a)	4,898,991
	Strong Capital Management, Strong Advantage Fund	154,765	(a)	1,423,836
	Strong Capital Management, Strong Short-Term Bond Fund	67,228	(a)	586,229
	Strong Capital Management, Strong Discovery Fund	86,158	(a)	1,854,989
	Strong Capital Management, Strong Growth Fund	287,361	(a)	5,560,435
	Strong Adv Com Stock Z Fund	42,551	(a)	963,785
	Strong Capital Management, Strong Opportunity Fund	165,211	(a)	7,665,801
	Strong Capital Management, Strong Large Cap Growth Fund	89,267	(a)	2,030,831
	Strong Capital Management, Strong Government Securities Fund	611,263	(a)	6,564,965
	Templeton Asset Management Hong Kong, Templeton Developing Markets Trust A	1,117,297	(a)	20,692,347
	Templeton Global Advisors, Templeton Growth Fund A	528,081	(a)	12,087,770
	Templeton Global Bond Managers, Templeton Global Bond Fund A	520,552	(a)	5,793,748
	Templeton Global Advisors, Templeton World Fund A	277,350	(a)	4,922,970
	USAA Investment Management, USAA Cornerstone Strategy Fund	45,430	(a)	1,212,536
	USAA Investment Management, USAA GNMA Trust	182,296	(a)	1,788,325
	USAA Investment Management, USAA Income Fund	469,600	(a)	5,832,434
	USAA Investment Management, USAA Income Stock Fund	101,387	(a)	1,689,115
	USAA Investment Management, USAA International Fund	54,047	(a)	1,180,931
	USAA Investment Management, USAA Growth Fund	78,658	(a)	1,091,769
	USAA Investment Management, USAA Emerging Markets Fund	94,011	(a)	1,188,294
	Warburg Pincus Counselors, Warburg Pincus Capital Appreciation Fund	136,881	(a)	2,299,606
	Warburg Pincus Counselors, Warburg Pincus Emerging Growth Fund	38,876	(a)	1,209,818
	Warburg Pincus Counselors, Warburg Pincus Global Fixed Income Fund	96,530	(a)	994,259
	RS Investment, RS Emerging Growth Fund	52,035	(a)	1,683,850
	Artisan International	67,788	(a)	1,500,829
	Morgan Stanley Institutional Fund, Inc., International Equity Portfolio, Class B shares	112,710	(a)	2,349,994
	TCW Funds Management, TCW Galileo Small Cap Growth Fund, Class N shares	43,745	(a)	697,293
	TCW Funds Management, TCW Galileo Small Cap Aggressive Growth Fund, Class N shares	48,854	(a)	623,866
	Morgan Stanley Institutional Fund, Inc., Value Equity Portfolio, Class B shares	75,842	(a)	797,099
	Managers Funds, Managers Bond Fund	242,890	(a)	5,972,663
	Managers Funds, Managers Capital Appreciation Fund	33,502	(a)	896,836
	Managers Funds, Managers Income Equity Fund	891,997	(a)	26,519,070
	RS Investment, RS MicroCap Growth Fund	181,687	(a)	4,100,667
	TCW Funds Management, TCW Galileo Select Equity Fund, Class N shares	1,296,250	(a)	24,900,972
	CS Large Value Cap Value A	72,159	(a)	1,465,554
	LM Value Trust FI CL	84,068	(a)	5,905,811
	Artisan Mid Cap	88,087	(a)	2,603,861
	Oakmark Equity & Income I	866,614	(a)	20,365,420
	Pilgrim Baxter & Associates, PBHG Large Cap Value Fund	99,610	(a)	1,259,072
	Pilgrim Baxter & Associates, PBHG Mid Cap Value Fund	103,445	(a)	1,917,876
	Pilgrim Baxter & Associates, PBHG Strategic Small Company Fund	31,768	(a)	475,887
	Strong Capital Management, Strong Advisor Small Cap Value Fund, Class Z shares	458,068	(a)	13,467,199
	VK Growth & Income	109,110	(a)	2,202,935
	Scudder High Return	56,605	(a)	2,415,315

DELTA FAMILY-CARE SAVINGS PLAN
PLAN SPONSOR: DELTA AIR LINES, INC.
EIN: 58-0218548 PLAN # 004
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

( a )	( b ) + ( c )		( d )	( e )
	IDENTITY OF ISSUER AND DESCRIPTION OF INVESTMENT	PRINCIPAL AMOUNT OR NUMBER OF SHARES	COST	CURRENT VALUE

	AIM Midcap Core Equity	21,150	(a)	605,723
	CS Intl Focus COM	22,819	(a)	276,334
	Pimco NFJ Small Cap Value	147,871	(a)	4,269,032
	Lord Abbett Mid-Cap Value	262,580	(a)	5,834,529

	Total mutual and commingled funds			$2,990,933,174

PARTICIPANT LOANS:

*	Participant loans, interest rates ranging from 9 to 11%			$63,980,573

	Total investments			$4,690,336,503

(a) Cost information is not required to be presented for these participant-directed investments.

* Represents a party in interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of Delta Air Lines, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DELTA FAMILY-CARE SAVINGS PLAN

/s/ Robert L. Kight By: Robert L. Kight Chairman, Administrative Committee Delta Air Lines, Inc.

Date: June 29, 2005

EXHIBIT INDEX

Exhibit 23	Consent of Deloitte & Touche LLP